FILED BY FINDWHAT.COM
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                                     COMMISSION FILE NO: 0-27331
                                           SUBJECT COMPANY: ESPOTTING MEDIA INC.



FindWhat.com                                                       News Release
--------------------------------------------------------------------------------
FindWhat.com Contact: Karen Yagnesak
FindWhat.com
239-561-7229
KarenY@FindWhat.com

              FINDWHAT.COM ANNOUNCES PLANS TO MERGE WITH ESPOTTING CREATING INTERNATIONAL LEADER IN PERFORMANCE-BASED MARKETING

FORT MYERS, FL - June 18, 2003. The board of FINDWHAT.COM (NASDAQ: FWHT) announced today an agreement to merge with privately-owned ESPOTTING MEDIA INC. The merger will create an international leader in performance-based Internet marketing with combined operations in 11 countries across America and Europe. Highlights include:

>>       Merger of United States-based FindWhat.com and European-based Espotting

>> Merger designed to create significant international group in paid listings sector, which is the fastest growing segment of Internet advertising

>> Combined group would service approximately 40,000 advertisers and is expected to generate combined revenues of over $140 million in 2003

>> Merged business projected to achieve 30-40% revenue growth and 40-50% pre-tax income growth in 2004, reflecting significant potential in each entity's markets plus the expected benefits of the merger

Craig Pisaris-Henderson, Chairman and CEO of FindWhat.com, commented: "We believe this announcement changes the landscape of the paid listings industry, creating a new international leader. The proposed merger intends to capitalize on both companies' experience in serving advertisers and distribution partners of all sizes, across the widest geographic footprint in our sector. We plan to create one world-class organization with complementary international resources and expertise to pursue global opportunities. By doing so, we should be better able to increase our share of a rapidly growing market, maintain a leading position in the industry, and generate significant profits and free cash flow."

Daniel Ishag, Founder and CEO of Espotting, said: "In one transaction both companies achieve a step change in scale which should allow us to capitalize fully on the rapid expansion in performance-based online marketing. The combination will allow the two companies to bring together the best of their respective talents. We believe this will help enhance the expert local knowledge they each bring to their respective markets, rewarding advertisers with increased ability to achieve greater reach through one company. This is an exciting opportunity for our businesses."

Under the proposed terms of the transaction, which was unanimously approved by the Board of Directors of each company, Espotting stockholders will receive approximately 8.1 million shares of FindWhat.com common stock and approximately $27.0 million in cash. The amount of cash Espotting stockholders will receive will vary based upon Espotting's audited net assets and net operating loss carryforwards as of March 31, 2003, and outstanding borrowings at the closing date. FindWhat.com will also issue options and warrants to purchase approximately 2.1 million shares of FindWhat.com common stock to Espotting employees and affiliates, with a weighted average exercise price that will approximate $1.73 per share. At FindWhat.com's closing share price on June 17, 2003, the transaction values Espotting at $163 million ((pound)97 million / Euro 138 million). As a result of the merger, the newly merged company would have approximately 34.5 million shares outstanding on a fully diluted basis, with

FindWhat.com's stockholders, employees and affiliates beneficially owning approximately 24.3 million shares and Espotting's stockholders, employees and affiliates beneficially owning approximately 10.2 million shares. The merger is expected to close in the fourth quarter of 2003, subject to customary closing conditions.

AN INTERNATIONAL LEADER

The combined group would serve approximately 40,000 advertisers across the world, from a wide variety of sectors, through several hundred Internet distribution partners. The planned merger creates the world's largest independent paid listings company, and the new entity should not have a single distribution partner that represents more than 10-15% of ongoing revenue. Significantly, the combined company would have a wide geographic presence, including the major economies of the U.S., the U.K., France, Germany, Spain, Italy, and Scandinavia.

Both companies operate online marketplaces that connect the consumers that are most likely to purchase specific goods and services with the advertisers that provide those goods and services. Online advertisers determine the per-click fee they will pay for their advertisements, which are distributed to millions of Internet users. Advertisers bid against each other for particular keywords or phrases through an open, automated, bid-for-position system, where the advertisement of the website with the highest bid appears first, with all other advertisers listed in descending bid order. This cost-effective, performance based model allows advertisers to pay only for those prospects which click-through to their sites and as such has rapidly increased its share of online marketing spending in both the United States and Europe.

FindWhat.com was formed in March 1998 and became a publicly-traded company in June 1999. Since becoming a public entity, FindWhat.com's revenues have grown from approximately $450,000 to over $42 million in 2002. Through Q1 2003, FindWhat.com has increased revenue sequentially for 14 consecutive quarters, and increased pre-tax income sequentially for eight consecutive quarters.

Espotting was formed in February 2000, and launched its service in the UK in September of that year. Over the last 18 months, Espotting has launched an additional nine markets across Europe, covering a wider area than any other performance-based marketing company. Espotting has experienced dramatic revenue growth since its inception and has recently reached an inflection point with respect to profitability, generating income on a group-wide basis in Q1 2003.

Combined, the two companies plan to represent a significant and rapidly growing source of highly-targeted prospects for online advertisers. Currently, the FindWhat.com and Espotting networks power 2.25 billion queries per month.

Together, the two companies currently project 2003 revenue of $142.5 million, with pro forma pre-tax income of $24.5 million. Pro forma pre-tax income does not include Espotting's interest and financing costs which are expected to be eliminated at closing, and does not include Espotting's non-cash stock option compensation expense. FindWhat.com's current projection for full year 2003 revenue is $67.5 million, with $17.0 million in pre-tax income, while Espotting's current projection for full year 2003 revenue is over $75.0 million, with approximately $7.5 million in pro forma pre-tax income. Based on Espotting's current projections and assuming the merger closes early in Q4 2003, FindWhat.com believes the transaction will be accretive to its earnings per share in Q4 2003. These projections take into account the dynamic nature of the large portal marketplace, and the potential for shifts among various players in that space.

Both companies expect that the merger will lead to faster revenue and profit growth in 2004 and beyond than would have been achieved by either company on its own. The companies currently anticipate revenue growth in 2004 of 30-40% and pre-tax income growth of 40-50% compared to the companies' current combined expectations for 2003. While there may be opportunities to improve operating efficiencies upon closing, these projections do not assume any expense reductions related to the merger, as neither company has operations in any of the other company's markets.

The merger is designed to create a significant, international group in the paid listings sector, which is the fastest growing segment of online advertising, as marketers strive to get in front of consumers who are increasingly making purchasing decisions and executing transactions online. Independent research by US Bancorp Piper Jaffray in March 2003 suggests that the overall online search market is expected to generate worldwide revenue of $7 billion by 2007, representing a compound annual growth rate of more than 30%. According to eMarketer, by 2006, the United States will represent 38% of worldwide e-commerce revenues, with Europe representing another 31% - geographies where the combined group is already well established.

The merger agreement provides that upon closing of the merger, the board of directors of the combined company will consist of five board members selected by FindWhat.com, three board members selected by Espotting, and one board member to be agreed upon by the two sides. At the management level, Craig Pisaris-Henderson will continue as President and Chief Executive Officer of the merged company, with FindWhat.com COO/CFO Phillip Thune and FindWhat.com CTO Anthony Garcia also continuing in those same roles upon closing. Espotting founder and CEO Daniel Ishag will become Vice Chairman, while Espotting Co-founder Sebastian Bishop will become Chief Commercial Officer, Espotting COO Jonathan Bunis will become President-Europe, and Espotting CFO Stephen McDonnell will become SVP-Europe. FindWhat.com EVP Dave Rae will hold the title of Chief Strategy Officer of the combined company.

TRANSACTION NOTES

The completion of the acquisition is conditioned upon registration of the shares issued to Espotting stockholders on a Registration Statement on Form S-4, the expiration or termination of the waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, foreign regulatory filings, approval from stockholders of FindWhat.com and Espotting, and other customary closing conditions. As a result, the merger may not be consummated. The two companies' respective stockholders are expected to vote on the merger agreement and the merger, among other things, at stockholder meetings expected to be held in the fourth quarter of 2003.

As part of the merger agreement, each side has secured voting agreements from the other party's principal stockholders and certain directors and officers. Additionally, FindWhat.com has made a $2 million advance to Espotting. FindWhat.com may seek financing, including a bank line of credit, before the closing in order to provide strategic flexibility for the combined companies upon closing.

The proposed merger provides that Espotting will be merged with and into a wholly-owned subsidiary of FindWhat.com with Espotting surviving the merger.

Thomas Weisel Partners has provided a fairness opinion to FindWhat.com, and Babcock & Brown has provided a fairness opinion to Espotting.

MANAGEMENT CONFERENCE CALL

FindWhat.com Chairman/CEO Craig Pisaris-Henderson, FindWhat.com COO/CFO Phillip Thune, and Espotting Founder/CEO Daniel Ishag will participate in a conference call to discuss the proposed merger. The call will take place on June 18 at approximately 9:00 a.m. Eastern Time, and will be simulcast on the Internet at http://www.vcall.com/CEPage.asp?ID=84045. A replay of the conference call will be available at the same URL for 90 days after the call. Interested parties may email questions in advance of the conference call to Karen Yagnesak of FindWhat.com at KarenY@FindWhat.com.

ABOUT FINDWHAT.COM(R)
FindWhat.com operates online marketplaces that connect the consumers and businesses that are most likely to purchase specific goods and services with the advertisers that provide those goods and services. Online advertisers determine the per-click fee they will pay for their advertisements, which FindWhat.com and its private-label partners such as Terra Lycos's Lycos.com and HotBot distribute to millions of Internet users. The FindWhat.com Network includes hundreds of distribution partners, such as CNET's Search.com, Excite, Webcrawler, NBCi, MetaCrawler, Dogpile, Go2Net, and Microsoft Internet Explorer Autosearch. Advertisers bid against each other for particular keywords or phrases through an open, automated, bid-for-position system, where the advertisement of the website with the highest bid appears first, with all other advertisers listed in descending bid order. This cost-effective, pay-for-performance model allows Web advertisers to pay only for those prospects which click-through to their sites, and increases their potential for exposure through the millions of advertisements distributed throughout the network per day. More information on FindWhat.com is available on the Company's website at http://www.FindWhat.com.

ABOUT ESPOTTING
Founded in February 2000, Espotting has developed award-winning, performance-based Internet advertising across Europe, growing to a 10 country footprint - UK, France, Germany, Spain, Italy, Sweden, Denmark, Norway, Ireland, and Switzerland. Espotting delivers 100% accountable and cost-effective advertising to over 16,000 clients, including British Airways, Proctor & Gamble, eBay, and Orange. Espotting has earned recognition from a variety of publications, including Tornado Insider Top 100 Company, Best European Paid Placement Service by Search Engine Watch, Financial Times Top 50 Creative Businesses, and Jupiter MMXI Top 10 Future Successes. Espotting is not a destination site but a network, which includes Yahoo! Europe, Lycos, Tiscali, Web.de, and Netscape, where advertisers can take advantage of the 850 million queries Espotting powers per month. More information on Espotting is available on the Company's website at http://www.espotting.com.

Photos of Daniel Ishag (CEO & Founder) and Sebastian Bishop (Co-founder) can be downloaded at http://www.espotting.com/info/images.asp or at Visual Media Online, www.vismedia.co.uk, 44 20 7436 9595.

DISCLAIMER
This press release is intended to provide information only. It is not intended to be an invitation or inducement to any person to enter into any investment activity in connection with the proposed transaction, Espotting Media Inc., or FindWhat.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
FindWhat.com will be filing relevant documents concerning this transaction with the Securities and Exchange Commission, including a Registration Statement on Form S-4 containing a prospectus/proxy statement. FindWhat.com urges investors to read these documents because they will contain important information. Investors will be able to obtain the prospectus/proxy statement and other documents that will be filed by FindWhat.com with the Commission free of charge at the Commission's web site (http://www.sec.gov) or by directing a request after such a filing is made to FindWhat.com, 5220 Summerlin Commons Blvd., Suite 500, Fort Myers, FL 33907, Tel: (239) 561-7245, Attn: Phillip Thune.

FindWhat.com and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about FindWhat.com directors and executive officers and their ownership of FindWhat.com voting securities is set forth in the Amendment No. 1 to Annual Report on Form 10-KSB for FindWhat.com as filed with the Commission on April 30, 2003. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed transaction when it becomes available.

FORWARD LOOKING STATEMENTS
This press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include, without limitation, statements addressing future financial and operating results; statements relating to the magnitude, timing, effects, and any synergies that may result from the proposed acquisition; and statements concerning the outcome of any necessary regulatory and stockholder approvals required in connection with the proposed acquisition. In addition, past performance cannot be relied on as a guide to future performance.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential that the information and estimates used to predict anticipated revenues and expenses were not accurate; either company's failure to retain clients after the announcement of the merger; difficulties executing integration strategies or achieving planned synergies; political and global economic risks attendant to a greater international presence; other economic, business, and competitive factors generally affecting the business of the combined company; risk that the conditions to closing will not be satisfied, including receipt of stockholder and regulatory approvals; risk that transaction costs and integration costs will be higher than anticipated; risk that the transaction will be delayed or not close when expected; the risk that the businesses of the companies may suffer due to uncertainty; the risk that the continuity of either company's operations will be disrupted in the event the transaction does not close; the risk that Espotting will require more cash than anticipated prior to closing; and fluctuations in the trading price and volume of FindWhat.com's common stock. More detailed information regarding other risks affecting FindWhat.com are set forth in FindWhat's filings with the Securities and Exchange Commission, including the Amendment No. 1 to Annual Report on Form 10-KSB for fiscal 2002 and the most recent quarterly reports on Form 10-Q. If any of these risks or uncertainties materializes or any of these assumptions prove incorrect, FindWhat.com's and Espotting's results could differ materially from expectations expressed herein. FindWhat.com is under no obligation to (and expressly disclaims any such obligation to) update or alter the forward-looking statements, whether as a result of new information, future events, or otherwise.

(R)Registered trademark of FindWhat.com